Filed Pursuant to Rule 433
Registration Nos. 333-169400
333-169400-01
333-169400-02
September 16, 2010
Issuer Free Writing Prospectus dated September 16, 2010 relating to the
Preliminary Prospectus Supplement dated September 16, 2010
Final Term Sheet Relating To
$800,000,000 5.125% Senior Notes due 2020
$600,000,000 6.750% Senior Notes due 2040

This term sheet relates only to the notes referenced above and the related guarantees (together, the “securities”) and should be read together with the preliminary prospectus supplement dated September 16, 2010 (including the documents incorporated by reference therein and the accompanying prospectus dated September 16, 2010) relating to the offering before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Weatherford International Ltd., a Bermuda exempted company (“Weatherford”)

Guarantors:	Weatherford International Ltd., a Swiss joint-stock corporation (Bloomberg Ticker: “WFT”) Weatherford International, Inc., a Delaware corporation

Ratings:	Baa2 (stable) Moody’s / BBB (negative) S&P Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Securities:	$800,000,000 5.125% Senior Notes due 2020 $600,000,000 6.750% Senior Notes due 2040

Format:	SEC registered (global) (Nos. 333-169400, 333-169400-01, 333-169400-02)

CUSIP / ISIN No.	2020 Notes: 94707V AA8 / US94707VAA89 2040 Notes: 94707V AB6 / US94707VAB62

Trade Date:	September 16, 2010

Expected Settlement:	September 23, 2010 (T+5)

Maturity:	2020 Notes: September 15, 2020, subject to earlier redemption 2040 Notes: September 15, 2040, subject to earlier redemption

Price To Public:	2020 Notes: 99.862% of principal amount, plus accrued interest from September 23, 2010, if settlement occurs after that date; $798,896,000 total
2040 Notes: 99.594% of principal amount, plus accrued interest from September 23, 2010, if settlement occurs after that date; $597,564,000 total

Underwriting Discounts and Commissions:	0.65% of principal amount; $5,200,000 total for the 2020 Notes 0.875% of principal amount; $5,250,000 total for the 2040 Notes

Proceeds, After Expenses, to Weatherford:	Weatherford expects to receive approximately $1.38 billion of proceeds from the notes offering after deducting discounts and commissions payable to the underwriters and deducting expenses payable by Weatherford related to the notes offering.

Concessions and Reallowances:	The underwriters may offer notes to dealers at a price that represents a concession not in excess of 0.40% of the principal amount for the 2020 Notes and 0.50% of the principal amount of the 2040 Notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.25% of the principal amount of the Notes to other dealers.

Coupon:	2020 Notes: 5.125% per year (payable semi-annually) 2040 Notes: 6.750% per year (payable semi-annually)

Interest Payment Dates:	Interest will accrue from September 23, 2010, and will be payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2011, to holders of record at the close of business on the preceding March 1 and September 1, respectively.

Benchmark Treasury:	2020 Notes: 2.625% due August 15, 2020 2040 Notes: 4.375% due May 15, 2040

Benchmark Treasury Spot:	2020 Notes: 2.768% 2040 Notes: 3.932%

Spread:	2020 Notes: +237.5 basis points over Benchmark Treasury 2040 Notes: +285 basis points over Benchmark Treasury

Yield:	2020 Notes: 5.143% 2040 Notes: 6.782%

Make Whole Call At Any Time:	The greater of 100% of principal amount or discounted present value at Adjusted Treasury Rate +35 bps (0.35%) for the 2020 Notes, and +45 bps (0.45%) for the 2040 Notes

Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Joint Bookrunners:	Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC J.P. Morgan Securities LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. RBS Securities Inc. Wells Fargo Securities, LLC
The issuer and the guarantors have filed a registration statement (including a prospectus), as well as a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer, the guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request them by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Morgan Stanley & Co., Incorporated toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-877-827-6444 (ext. 561-3884) or J.P. Morgan Securities LLC collect at 212-834-4533.
This final term sheet does not contain a complete description of the notes or the offering. It should be read together with the prospectus supplement relating to the offering and the accompanying prospectus.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.